MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
WWW.BAKERDONELSON.COM

HOWARD S. HIRSCH

DIRECT DIAL: 404.443.6703

DIRECT FAX: 404.238.9703

HHIRSCH@BAKERDONELSON.COM

December 11, 2013

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Strategic Storage Trust II, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-11
Filed October 31, 2013
Your File No.: 333-190983

Dear Mr. Kluck:

On behalf of our client, Strategic Storage Trust II, Inc. (the “Company”), we are submitting this letter regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-11 filed on October 31, 2013. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Michael S. McClure of the Company dated November 22, 2013 (the “Comment Letter”). The page number listed in the comment heading below corresponds to the page number listed in the Comment Letter. We have reproduced the Staff’s comment verbatim and included our response below. The Company has filed today its Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, which reflects the response below.

Management, page 61

1. We note your disclosure on page 65 that Mr. Perry, one of your “independent directors” is also an independent director of Strategic Storage Trust, Inc. We also note your risk factor disclosure concerning Mr. Perry’s affiliation on page 26. Please expand upon your disclosure to discuss in more detail the conflicts of interest that Mr. Perry faces in your Conflicts of Interests sections beginning on pages 11 and 84.

Response: In response to this comment, please see the attached pages detailing the Company’s revisions to its Prospectus Summary, Risk Factors, and Conflicts of Interest sections. Please note that the page numbers listed in the attachment correspond to the page numbers of Pre-Effective Amendment No. 2. We respectfully request that you clear this comment.

Mr. Tom Kluck

December 11, 2013

Very truly yours,

/s/ Howard S. Hirsch

Howard S. Hirsch

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

cc:	Mr. Coy Garrison
Mr. Michael S. McClure

Mr. Tom Kluck

December 11, 2013

Prospectus Summary, page 11

Conflicts of Interest

Our advisor will experience conflicts of interest in connection with the management of our business affairs, including the following:

•	The management personnel of our advisor and its affiliates also make investment decisions for Strategic Storage Trust, Inc., which we anticipate will have a first right to purchase certain self storage properties, Strategic Storage Opportunity Trust, Inc. and other programs sponsored by our sponsor and its affiliates, many of which also invest in self storage properties. Consequently, management personnel will need to determine which investment opportunities to recommend to us or an affiliated program or joint venture and also determine how to allocate resources among us and the other affiliated programs;

•	Our advisor may receive higher fees by providing an investment opportunity to an entity other than us;

•	We may engage in transactions with other programs sponsored by affiliates of our advisor or sponsor which may entitle such affiliates to fees in connection with their services, as well as entitle our advisor and its affiliates to fees on both sides of the transaction;

•	We may structure the terms of joint ventures between us and other programs sponsored by our advisor or our sponsor and their affiliates;

•	Our advisor and its affiliates, including our property manager, will have to allocate their time between us and other real estate programs and activities in which they are involved, including Strategic Storage Trust, Inc. and Strategic Storage Opportunity Trust, Inc.;

•	Our advisor and its affiliates will receive substantial fees in connection with transactions involving the purchase, management and sale of our properties regardless of the quality of the property acquired or the services provided to us;

•	Our advisor may receive substantial compensation in connection with a potential listing or other liquidity event; and

•	One of our independent directors also serves as an independent director on the board of directors of Strategic Storage Trust, Inc.

These conflicts of interest could result in decisions that are not in our best interests. See the “Conflicts of Interest” and the “Risk Factors — Risks Related to Conflicts of Interest” sections of this prospectus for a detailed discussion of the various conflicts of interest relating to your investment, as well as the procedures that we have established to mitigate a number of these potential conflicts.

Risk Factors, page 25

Our officers and ~~one~~ two of our directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our investment objectives and to generate returns to you.

Our executive officers and one of our directors are also officers of our advisor, our property manager, and other affiliated entities, including Strategic Storage Trust, Inc. and Strategic Storage Opportunity Trust, Inc. In addition, one of our independent directors is also an independent director of Strategic Storage Trust, Inc. As a result, these individuals owe fiduciary duties to these other entities and their owners, which fiduciary duties may conflict with the duties that they owe to our stockholders and us. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our advisor, (6) compensation to our advisor, and (7) our relationship with our dealer manager and property manager. If we do not successfully implement our investment objectives, we may be unable to generate cash needed to make distributions to you and to maintain or increase the value of our assets.

Mr. Tom Kluck

December 11, 2013

Conflicts of Interest, page 83

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our advisor and its affiliates, including conflicts related to the arrangements pursuant to which our advisor and its affiliates will be compensated by us. The agreements and compensation arrangements between us and our advisor and its affiliates were not determined by arm’s-length negotiations. See the “Management Compensation” section of this prospectus. Some of the conflicts of interest in our transactions with our advisor and its affiliates, and the limitations on our advisor adopted to address these conflicts, are described below.

Our advisor and its affiliates will try to balance our interests with their duties to other programs sponsored by our advisor and its affiliates. However, to the extent that our advisor or its affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our stockholders and the value of our stock. In addition, our directors, officers and certain of our stockholders may engage for their own account in business activities of the types conducted or to be conducted by us and our subsidiaries. For a description of some of the risks related to these conflicts of interest, see the section of this prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest.”

Our independent directors have an obligation to serve on our behalf in all situations in which a conflict of interest may arise, and all of our directors have a fiduciary obligation to act on behalf of our stockholders.

Interests in Other Real Estate Programs and Other Concurrent Offerings

Affiliates of our advisor have sponsored or are sponsoring numerous public and private real estate programs with similar investment objectives to us, including Strategic Storage Trust, Inc. and Strategic Storage Opportunity Trust, Inc. In addition, these REITs employ our sponsor’s investment strategy, which primarily focuses on self storage facilities and related self storage real estate investments, and have acquired or plan to acquire assets similar to ours. Strategic Storage Opportunity Trust, Inc. focuses on opportunistic self storage assets, as more fully described below. The common investment strategy used by each REIT would permit them to purchase certain properties that may also be suitable for our portfolio.

Strategic Storage Trust, Inc. has closed its primary offering; however, it expects to continue selling shares of its common stock pursuant to its distribution reinvestment plan. Strategic Storage Trust, Inc. raised approximately $546 million of gross offering proceeds in its initial and follow-on public offerings. As of September 30, 2013, Strategic Storage Trust, Inc. has invested in a portfolio consisting of a total of 113 self storage properties in 17 states and Canada and may invest in additional properties which may be similar to properties in which we invest. We anticipate that Strategic Storage Trust, Inc. will have a first right to purchase certain self storage properties. In addition, we may enter into transactions with Strategic Storage Trust, Inc., including, without limitation, an acquisition, disposition or joint venture between the entities. Mr. Schwartz, our Chairman of the Board of Directors, Chief Executive Officer and President also serves as the Chairman of the Board of Directors, Chief Executive Officer and President of Strategic Storage Trust, Inc., and Mr. Perry, one of our independent directors also serves as an independent director of Strategic Storage Trust, Inc. Both Mr. Schwartz and Mr. Perry may have conflicts of interest in these transactions.